Exhibit 99.3

[*] = Certain confidential information contained in this document, marked by brackets, has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 24-b-2 of the Securities Exchange Act of 1934, as amended.

FIRM GAS PROCESSING AGREEMENT

(Dwale)

THIS FIRM GAS PROCESSING AGREEMENT (Dwale) (“Agreement”) is made and entered into this 23rd day of September, 2004, and to be effective as of October 1, 2004, (the “Effective Date”), by and between EQUITABLE PRODUCTION COMPANY, hereinafter referred to as “Equitable”, and MARKWEST HYDROCARBON, INC., hereinafter referred to as “MarkWest”.

RECITALS:

A.                                   Equitable and MarkWest are parties to that certain Gas Processing Agreement (Dwale) dated as of May 28, 1999, as such may have heretofore been amended (collectively, the “Old Dwale Agreement”).

B.                                     Equitable and MarkWest desire to replace and supersede the Old Dwale Agreement with this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, Equitable and MarkWest agree that as of the Effective Date, this Agreement shall supersede and replace, in their entirety, the Old Dwale Agreement and that gas previously subject to the Old Dwale Agreement will, as of the Effective Date, be subject to the following terms and provisions:

ARTICLE I

DEFINITIONS

The following definitions of terms shall apply for all purposes of this Agreement:

1.1                                 “Accounting Period” means a period of one month, commencing at 10:00 a.m. Eastern time on the first day of a calendar month and ending at 10:00 a.m. Eastern time on the first day of the next succeeding month, or commencing and ending at such other times as established as the standard by the Gas Industry Standards Board (GISB), from time to time, to the extent adopted by Columbia.

1.2                                 “Boldman Plant” means the gas processing facilities located on the north side of KY Route-1384 at Boldman, Pike County, Kentucky and known as the Boldman Plant and including without limitation, all tanks, equipment, pipe, valves, and material of any kind, including appropriate gas and liquid measurement facilities, pipeline and compression facilities, storage, shipping, dehydration, gas treating and delivery facilities for Plant Products; all structures located, or to be located, on the site(s) at which the compression and processing facilities are now or hereafter located; all easements pertaining to the site(s) and operation of those facilities; and any and all facilities used directly in the processing function located, or to be located, on or away from the site(s).

1.3                                 “BTU” means British Thermal Unit and is the amount of heat required to raise the temperature of one (1) pound of pure water from fifty-nine degrees Fahrenheit (59ºF) to sixty degrees Fahrenheit (60ºF).

1.4                                 “Cobb Plant” means the gas processing facilities located at Clendenin, Kanawha County, West Virginia and known as the Cobb Plant, and including without limitation, all tanks, equipment, pipe, valves, and material of any kind, including appropriate gas and liquid measurement facilities, pipeline and compression facilities, storage, shipping, dehydration, gas treating and delivery facilities for Plant Products; all structures located, or to be located, on the site(s) at which the compression and processing facilities are now or hereafter located; all easements pertaining to the site(s) and operation of those facilities; and any and all facilities used directly in the processing function located, or to be located, on or away from the site(s).

1.5                                 “Columbia” means Columbia Gas Transmission Corporation, its successors and assigns.

1.6                                 “Columbia Receipt Points” means the point(s) where gas gathered in the Gathering System is delivered into the transmission pipelines of Columbia, which as of the date of this Agreement, is Columbia’s meter number 808220; or to such other meter locations as from time to time agreed upon by the parties.

1.7                                 “Columbia’s Tariff” means the natural gas tariff of Columbia as from time to time approved by FERC and made effective.

1.8                                 “Cubic Foot” or “Cubic Feet” has the meaning ascribed to it in Columbia’s Tariff.

1.9                                 “Equitable’s Gas” means all gas delivered by Equitable at the Columbia Receipt Points(s), excluding, however, any gas owned or controlled by Equitable which it delivers under the terms of the Maytown Agreement or is excluded pursuant to other provisions of this Agreement.

1.10                           “FERC” means the Federal Energy Regulatory Commission, or any successor federal agency.

1.11                           [*].

1.12                           [*].

1.13                           “Fuel Retainage” means an amount equal to [*] of the Thermal Content of Equitable’s Gas.

1.14                           “Gathering System” means the gas gathering and transmission pipelines and related facilities, including both those subject to regulatory jurisdiction and those not subject to such jurisdiction, owned by Kentucky West Virginia Gas Company L.L.C., or its affiliates and subsidiaries, and its or their successors and assigns, together with all other gas gathering facilities located upstream of the location of Equitable’s previously existing Dwale Gas Processing facility.

1.15                           “Gross Heating Value” means the number of BTU’s produced by the complete combustion, at a constant pressure, of the amount of dry gas (gas containing no water vapor) which would occupy a volume of one (1) Cubic Foot at a temperature of sixty degrees Fahrenheit (60ºF) and at a standard pressure base of fourteen-and-seventy-three-hundredths (14.73) pounds per square inch absolute (psia) with air at the same temperature and pressure and as the gas, when the products of combustion are cooled to the initial temperature of the gas and air and when the water formed by combustion is condensed to the liquid state.

1.16                           “Kenova Plant” means the gas processing facilities connected to the transmission facilities of Columbia in Columbia’s Ceredo District, located in Wayne County, West Virginia, and known as the Kenova Plant, and including without limitation, all tanks, equipment, pipe, valves, and material of any kind, including appropriate gas and liquid measurement facilities, pipeline and compression facilities, storage, shipping, dehydration, gas treating and delivery facilities for Plant Products; all structures located, or to be located, on the site(s) at which the compression and processing facilities are now or hereafter located; all easements pertaining to the site(s) and operation of those facilities; and any and all facilities used directly in the processing function located, or to be located, on or away from the site(s) deemed by MarkWest to be necessary for its performance under this Agreement.

1.17                           “Liquid Hydrocarbons” is used herein to refer to liquefiable hydrocarbons present in the vapor phase in the gas stream and to refer to hydrocarbons in a liquid state due to pipeline liquid fallout and after the extraction by the Kenova Plant from the gas stream, but shall in either case mean natural gasoline (pentane plus heavier hydrocarbons), butanes, propane and ethane (including such incidental methane as may be extracted from the gas under normal operation of processing facilities).

1.18                           “Maytown Agreement” means that certain Gas Processing Agreement (Maytown), entered into between Equitable and MarkWest, dated May 28, 1999, as from time to time amended.

1.19                           “MCF” means one-thousand (1,000) Cubic Feet.

1.20                           “Plant Products” means any mixtures of Liquid Hydrocarbons.

1.21                           “Thermal Content” for gas means the product of the measured volume in dry MCF’s and the Gross Heating Value in dry BTU’s per MCF, adjusted to the same pressure base.

ARTICLE II

COMMITMENT, RECEIPT AND DELIVERY CONDITIONS

2.1                                 Upon the Effective Date of this Agreement, this Agreement shall supersede and replace, in its entirety, the Old Dwale Agreement, as defined above.

2.2                                 This Agreement is made expressly subject to, and incorporates by this reference, the terms and provisions of that certain Netting, Financial Responsibility and Security Agreement, of even date herewith, between Equitable and MarkWest as attached hereto as Exhibit A.

2.3                               Equitable represents that no affiliate of Equitable owns any right, title or interest in oil and gas production (“Interests”) in Gas delivered into the Gathering System as of the Effective Date of this Agreement, other than Interests in Gas purchased from or transported for third parties by affiliates of Equitable, as set forth below in this Section 2.3, subject to Equitable’s right to sell, convey, transfer or assign its Interests under this Agreement. Equitable represents that (i) gas purchased by such affiliates of Equitable from or transported for third parties shall be considered third-party gas, and considered under the terms of this Agreement as third-party gas delivered into the Gathering System, and (ii) any gas delivered into the Gathering System which is owned by Equitable Production Company and purchased by affiliates of Equitable shall be considered dedicated to the performance of this Agreement in the same manner as set forth in Section 2.4.

2.4                                 Subject to the other terms and conditions hereof, and during the term of this Agreement, Equitable hereby commits and agrees to deliver to the Columbia Receipt Points all gas now or hereafter considered dedicated under the terms of this Agreement, as set forth in this Article II.  Equitable and MarkWest will use their commercially reasonable efforts to cause Columbia to deliver the gas delivered by Equitable at the Columbia Receipt Points to MarkWest at its Kenova Plant, the Boldman Plant or successor plants subject to the ability of the pipeline on which the gas is transported to receive such gas, and, Equitable grants [*].

2.5                                 Except as provided herein, Gas produced from a well in which Equitable owns Interests is considered dedicated to the performance of this Agreement if [*].

2.6                                 The parties acknowledge that this Agreement is applicable to gas attributable to the Interests of Equitable and produced from the wells described herein.  The parties also acknowledge that this Agreement is applicable to [*] to the extent that Equitable has the right to process [*].  To the extent that [*] Equitable does not have the right to process, Equitable shall notify MarkWest in writing prior to delivering such gas hereunder.  Notwithstanding any other provisions to the contrary, the parties agree that any wells that [*] except as set forth in section 2.17, [*].

2.7                                 Equitable’s commitment to deliver Gas from wells described under the terms of this Agreement expressly excludes the following Gas:

a.                                     all gas dedicated to MarkWest Energy Appalachia, L.L.C. (“MEA”), by Equitable under the Maytown Agreement;

b.                                    all gas (i) that Equitable is required to [*].

2.8                                 Further, Equitable reserves the right, in its sole discretion to operate all wells and/or facilities described hereunder free from the control of MarkWest and may, at any time, clean out, deepen, shut-in, plug or abandon any well(s) described under this Agreement, or may use any method it reasonably deems appropriate for the production of gas.  Furthermore, nothing in this Agreement shall obligate Equitable to drill any wells or maintain or replace any wells and/or facilities.

2.9                                 Equitable and its affiliates operate the Gathering System, and in the operation thereof, Equitable agrees that it will operate the Gathering System such that any separation equipment installed by Equitable, or its affiliates, at the wells that are described hereunder or on the Gathering System shall be those as are commonly used in the industry on similar gathering facilities, and shall be designed and operated so as to not remove or separate Plant Products that are in the gaseous state. [*], Equitable and its affiliates may, due to operation requirements on the Gathering System, cause the extraction of liquefiable hydrocarbons from Gas delivered into the Gathering System prior to delivery.  [*].

2.10                           Any conveyance, assignment, sale or other transfer of all or a portion of Equitable’s Interests in any well from which Gas dedicated hereunder is produced shall include and be subject to this Agreement, and Equitable shall require any purchaser, assignee or other transferee of any portion of those Interests to agree to the terms hereof to the extent of the portion of those Interests acquired from Equitable by that party. Further, should Equitable contribute any lands or acreage in which Equitable’s Interests exist and that are attributable to gas produced from wells described hereunder, whether in the form of a dry hole or bottom hole contribution or other contribution to the drilling and/or exploration efforts of another producer, and if the production attributable to those efforts is, as of the date or during the term of this Agreement, ever delivered into the Gathering System, the gas production attributable to the Interests of Equitable shall [*].

2.11                           Nothing herein shall constitute any guarantee or warranty by Equitable of minimum delivery volumes, or the content of hydrocarbon liquids thereof.

2.12                           The parties agree that the Gathering System as defined in this Agreement and the gathering system under the Maytown Agreement are physically connected and that gas dedicated under the terms of this Agreement may in fact flow to the delivery points as provided in the Maytown Agreement (“Maytown Delivery Points”). If future operational changes make it desirable to Equitable to have sustained deliveries of gas at the Maytown Delivery Points in excess of [*] Mcf per day greater than the volume of gas that had been delivered to the Maytown Delivery Point, on average during the 12 months prior to the date of the Old Dwale Agreement (subject to decreases in gas volumes produced from individual wells and increases in gas volumes due to wells drilled or modified after the date of the Old Dwale Agreement), the parties agree to such transfers or diversions only upon modifications to this Agreement as necessary to provide MarkWest with no less than the economic benefit as MarkWest would have received absent the diversion of Gas in excess of [*] Mcf per day.

2.13                           Contemporaneous with this Agreement, Equitable and MarkWest have executed that certain firm gas processing agreement to replace each of the Gas Processing Agreement dated as of May 20, 1997, by and between Eastern States Oil & Gas and MarkWest Hydrocarbon, Inc., and the Gas Processing Agreement dated as of May 20, 1997, by and between Blazer Energy Corporation and MarkWest Hydrocarbon, Inc (such replacement processing agreement referred to herein as the “Non-Dwale Firm Gas Processing Agreement”).  MarkWest will provide an aggregate [*] of [*], and in no event will the total [*] under this Agreement [*].

2.14                          Subject to the other provisions hereof, commencing on the Effective Date, Equitable agrees to deliver to MarkWest, or cause to be delivered to MarkWest at the Columbia Receipt Points, and MarkWest agrees, on a Firm Basis for the Firm Capacity allocated to this Agreement under Section 2.13, to either [*].

2.15                           MarkWest agrees that it will not [*].

2.16                           Should Equitable deliver Equitable’s Gas in excess of the [*], MarkWest agrees [*].

2.17                           Notwithstanding anything to the contrary in Article II, no commitment or dedication of Gas or Interests, nor exclusive right to process, shall apply to Gas as to (i) which Equitable elects to exercise its rights under Section 2.12 of this Agreement and Sections 3.7 and 3.10 of the Maytown Agreement, during periods when Equitable is exercising such rights, and; (ii) which was not previously committed or dedicated under the Old Dwale Agreement, but which Equitable elects to deliver such Gas into the Gathering System on a temporary basis to avoid temporary capacity curtailments or other temporary bottlenecks of pipeline capacity, whether upstream or downstream of the Delivery Point; or (iii) which was previously committed or dedicated under the Old Dwale Agreement, but which Equitable elects to deliver on a temporary basis off the Gathering System to alternate delivery points to avoid temporary capacity curtailments or other temporary bottlenecks of pipeline capacity, whether upstream or downstream of the Delivery Point.  For purposes of (ii) and (iii), such deliveries are individually and collectively referred to herein as “Temporary Deliveries” without being considered dedicated under the terms of this Agreement, and such Temporary Deliveries shall not extend for longer than [*], unless MarkWest consents to a longer period, with such consent not being unreasonably withheld.

ARTICLE III

MEASUREMENT FACILITIES

3.1                                 The volume, composition, and Gross Heating Value of the gas delivered by Equitable at the Columbia Receipt Points shall be measured in accordance with all AGA and API standards and procedures for each Accounting Period by Equitable or Equitable shall cause its designee to perform that measurement. The composition and Gross Heating Value shall be determined by chromatographic analysis. Equitable shall provide MarkWest with the volume, composition and Gross Heating Value of the gas delivered by Equitable at the Columbia Receipt Points during each Accounting Period within 30 days following the end of that Accounting Period.

3.2                                 MarkWest shall have access, after notice to Equitable, at all reasonable hours to all of Equitable’s facilities which are related to gas measurement and sampling.  Equitable shall notify MarkWest and MarkWest shall have the right to be present for any installing, reading, cleaning, changing, repairing, testing, calibrating and/or adjusting any measuring equipment.

3.3.                            Upon request by MarkWest, Equitable will provide, or will cause its designee to provide MarkWest with all test data and records and/or charts, together with calculations therefrom, for inspection and verification, subject to return within 30 days after receipt thereof.  Equitable shall preserve for a period of at least 2 years from the date the test is made or the records and/or charts are created, or longer as required by law, all test data and all records and/or charts from each party’s measuring equipment for auditing.  Thereafter, the test data and all records and/or charts may be destroyed, unless MarkWest has given notice that it desires an audit, or an audit has commenced, in accordance with this Agreement, covering the time in which the test data, records, or charts were originated.

ARTICLE IV

COMPENSATION

4.1                                 For processing Equitable’s Gas and returning the Thermal Content to Equitable or for Equitable’s account, subject to the terms hereof, MarkWest shall acquire title to all of the Plant Products recovered by MarkWest from Equitable’s Gas delivered hereunder and Equitable shall have no rights therein nor to any proceeds derived by MarkWest from those Plant Products.

4.2                                 MarkWest shall [*] the Fuel Retainage, for Equitable’s account, at such points or locations on Columbia’s system acceptable to MarkWest and Columbia so long as such locations do not affect Equitable’s nominated transportation path.

4.3                                 MarkWest has an Operating Agreement with Columbia regarding the Kenova Plant, specifically, the Kenova Operating Agreement dated the 16th day of October, 1999, as amended effective December 1, 2001 (the “Operating Agreement”).  [*].  No amendment, modification, replacement or supplement to the Plant Agreements shall serve to alter the obligations of MarkWest hereunder; provided however, that if Columbia in the future agrees to [*], then the term “Plant Agreements” for purposes of this paragraph will include such new agreement [*], and no other terms or provisions of such future agreement shall be included in the term “Plant Agreements.”  Equitable is not a party to the Plant Agreements and by entering into this Agreement, Equitable does not intend to ratify, confirm, adopt or otherwise agree or consent to the Plant Agreements, or any of them, and by this amendment Equitable does not ratify, confirm, adopt or, otherwise agree or consent to the Plant Agreements, or any of them; provided, however, Equitable and MarkWest acknowledge that the Plant Agreements are referenced for the sole purpose of determining MarkWest’s compliance with Section 2.14, Section 4.2 and this Section 4.3. With respect to performance under Section 4.2 above but without adoption, confirmation, ratification or other agreement by Equitable as to any agreements between MarkWest and Columbia, Equitable agrees that MarkWest will not be in default of [*] if MarkWest [*] in accordance with the terms of the Plant Agreements ([*] except to the extent the failure was due to

MarkWest [*] in accordance with the terms of the Plant Agreements); and further, MarkWest shall not be in default of [*] if it [*] allowed under the Plant Agreements.  In the event of any breach or default by MarkWest of the obligation to [*] under the terms of the Plant Agreements [*], then MarkWest’s [*] to Equitable shall be measured and controlled by Section 4.2 of this Agreement, and without reference to the Plant Agreements.  Nothing in this Agreement shall constitute or be construed to be a release of any claim Equitable may have against Columbia.  Without limiting any of the foregoing, it is the parties’ understanding, based on past practices of Columbia that [*] in accordance with the Plant Agreements will be [*].

ARTICLE V

ROYALTY AND TAXES

5.1                                 Equitable agrees to account for and be responsible for all the royalties due on the gas delivered under this Agreement in strict accordance with the provisions of those leases or agreements creating those royalties.

5.2                                 Equitable shall be responsible for all gross production, severance, and similar taxes levied against or with respect to gas delivered under this Agreement.  MarkWest shall under no circumstances become liable for those taxes, unless designated to remit those taxes on behalf of Equitable by any duly constituted jurisdictional agency having authority to impose such obligations on MarkWest, in which event this amount of those taxes remitted by MarkWest on Equitable’s behalf shall be added to the compensation otherwise due MarkWest hereunder.

5.3                                 MarkWest shall be responsible for any existing or new taxes levied against or with respect to Plant Products recovered by MarkWest from Equitable’s Gas.

ARTICLE VI

TERM

6.1                                 This Agreement shall be binding upon full execution hereof and shall remain in full force and effect until February 9, 2015 [*].  Either party may terminate this Agreement at the end of the Primary Term, or at the end of any extension thereof, by providing 6 months prior written notice to the other party.

ARTICLE VII

STATEMENTS

7.1                                 Based on the measurements set forth in this Agreement, MarkWest shall provide Equitable with a statement of payments due under the terms of this Agreement not later than the 15 days after receipt from Equitable of all information outlined in Section 3.1.

7.2                                 All payments shall be paid by Equitable to MarkWest by wire transfer not later than 15 days after receipt of the statement provided in Section 7.1.  Should Equitable fail to make any payments to MarkWest, interest shall accrue on the unpaid balance at the lower of (i) the then effective prime interest rate published in the “Money Rates” section of The Wall Street Journal, plus two percent (2%), or (ii) the published rate allowed by law, from the date due until paid.

7.3                                 Either party, on 30 days prior written notice, shall have the right at its expense, at reasonable times during business hours, to audit the books and records of the other party to the extent necessary to verify the accuracy of any statement, allocation, measurement, computation, charge, or payment made under or pursuant to this Agreement, or to determine if all gas dedicated under this Agreement is being delivered under the terms of this Agreement.  The scope of any audit shall be limited to the 24 month period immediately prior to the month in which the audit is requested; provided, no audit may include any time period for which a prior audit hereunder was conducted, and no audit may occur more frequently than once each 12 months.  The party conducting the audit shall have 60 days after completing the audit in which to submit a written claim for adjustments, with supporting detail.  The audited party shall respond to the written claim in writing within 30 days after receiving the written claim.  All statements, allocations, measurements, computations, charges, or payments made in any period prior to the 24 month period immediately prior to the month in which the audit is requested, or made in any 24 month period for which the audit is requested but for which a written claim for adjustments is not made within 60 days after the audit is requested, plus any additional time caused by the unreasonable delays of the party being audited, shall be conclusively deemed true and correct for that time period; provided, however, that the failure to discover or challenge any errors in formulas, computation methods or the like in past periods will not waive either party’s right to challenge such errors in future periods.

ARTICLE VIII

NOTIFICATION

8.1                                 Any notice or other communication provided for in this Agreement shall be given in writing and shall be considered as duly delivered when either mailed first class postage prepaid by United States mail, by delivery service or sent via facsimile transmission, addressed to the party to whom such notice is given as follows:

Equitable:

Vice President, Commercial
Equitable Production Company
100 Allegheny Center Mall
Pittsburgh, PA 15212
Facsimile:	(412) 395-3919

Any notices given under or relating to the provisions of Article 9 or Section 12.2, shall, in addition to the foregoing, be sent by certified mail to:

General Counsel
Equitable Production Company
One Oxford Centre
Suite 3300
Pittsburgh, PA 15219
Facsimile:	(412) 553-7781

MarkWest:	MarkWest Hydrocarbon, Inc.
155 Inverness Drive West, Suite 200
Englewood, Colorado 80112
	Facsimile:	(303) 290-8769
	Attention:	Contract Administration

Notice shall be effective when received, except notice sent by mail shall be deemed received three (3) days after mailing.  Either party may change its address for notice purposes by written notice to that effect.

ARTICLE IX

LIABILITY AND WARRANTIES

9.1                                 As between the parties hereto, Equitable, or its designee shall be in control and possession of the gas hereunder until such gas is delivered at the Columbia Receipt Points and after it is returned to Columbia for Equitable’s account.  MarkWest shall be in control and possession of the gas delivered hereunder from the time such gas is delivered at the MarkWest Receipt Points and until it is returned to Columbia for Equitable’s account.

9.2                                 MarkWest hereby covenants and agrees with Equitable that except to the extent caused by Equitable’s gross negligence or willful misconduct, MarkWest shall protect, defend, indemnify and hold harmless Equitable and its affiliates, contractors, subcontractors, agents or representatives of Equitable and its affiliates, and the directors, managers, officers or employees of Equitable, its affiliates or the contractors, subcontractors, agents or representatives of same (hereinafter referred to as agents or representatives of same (hereinafter referred to as “Equitable Indemnified Parties”) from, against and in respect of any and all Losses (as hereinafter defined) incurred by any Equitable Indemnified Party to the extent such Losses arise from or are related to:  (a) a claim by any party other than Equitable resulting from any material breach of any of the representations, warranties, covenants or agreements made in this Agreement by MarkWest; (b) MarkWest’s ownership and operation of its facilities from and after the Columbia Receipt Points; (c) MarkWest’s possession and control of Equitable’s Gas; and (d) MarkWest’s exercise of its rights under Section 12.4.

9.3                                 Equitable hereby covenants and agrees with MarkWest that except to the extent caused by MarkWest’s gross negligence or willful misconduct, Equitable shall protect, defend, indemnify and hold harmless MarkWest and its affiliates, contractors, subcontractors, agents or representatives of MarkWest and its affiliates, and the directors, managers, officers or employees of MarkWest, its affiliates or the contractors, subcontractors, agents or representatives of same (hereinafter referred to as the “MarkWest Indemnified Parties”) from, against and in respect of any and all Losses (as hereinafter defined) incurred by any MarkWest Indemnified party to the extent such Losses arise from or are related to: (a) a claim by any party other than MarkWest resulting from any material breach of any of the representations, warranties, covenants or agreements made in this Agreement by Equitable; (b) Equitable’s possession of the gas prior to the Columbia Receipt Points(s) and as to the gas returned to Columbia for Equitable’s account, after the outlet of the Kenova Plant; (c) Equitable’s ownership and operation of its facilities before the Columbia Receipt Points; and (d) Equitable’s exercise of its rights under Section 12.4.

9.4                                 For the purposes of this Article IX, “Loss(es)” shall mean any actual loss, cost, expense, liability, damage, demand, suit, sanction, claim, settlement, judgment, lien, fine, penalty, interest of every kind and character (including reasonable fees and expenses of attorneys, technical experts and expert witnesses reasonably incident to same) which are alleged, asserted or suffered by or arising in favor of any party including without limitation the applicable Indemnified Parties (as herein defined), or any third parties, and any expenses incurred in enforcing this indemnity provision, incurred by, imposed upon or rendered against one or more of the applicable Indemnified Parties, on account of injuries (including death) to any person or damage to or destruction of any property, sustained or alleged to have been sustained in connection with or arising out of or incidental to the matters for which the Indemnifying Party has indemnified the applicable Indemnified Parties.

9.5                                 Indemnification Procedure.  The indemnifications contained in this Article shall be implemented as follows:

a.  Notice of Claim.  The party seeking indemnification under the terms of this Agreement (“indemnified party”) shall submit a written “Claim Notice” to the other party (“indemnifying party”) which, to be effective, must state:  (i)  the amount, if any, of each payment claimed by an indemnified party to be owing, (ii)  the basis for the claim, with reasonable supporting documentation, and (iii) to the extent reasonably possible, each separate item of Loss for which payment, or other performance under the Article, is so claimed.  If the Claim Notice demands payment of money, the amount claimed shall be paid by the indemnifying party to, and only to, the extent required herein within 30 days after receipt of the Claim Notice or after the amount of that payment has been finally established, either judicially or by mutual agreement, whichever last occurs.

b.  Claims Involving Litigation.  Within 30 days after notification to any indemnified party with respect to any claim or legal action or other matters that may result in a Loss for which indemnification may be sought under this Article, but in any event in time sufficient for the indemnifying party to contest any action, claim, proceeding or other matter that has become the subject of proceedings before any court or tribunal, the indemnified party shall give written notice of the claim, legal action or other matter to the indemnifying party and, at the request of the indemnifying party, shall furnish the indemnifying party or its counsel with copies of all pleadings and other information with respect to the claim, legal action or other matter.  If the information includes any matter which is privileged or otherwise exempt from discovery by an adverse party, disclosure of that matter may be made contingent upon entering into a joint defense agreement or taking other reasonable protective measures.  The failure to provide that notice within the time specified shall not relieve an indemnifying party of its indemnity obligations hereunder except to the extent of any Losses which are attributable to that failure.  Upon the election of the indemnifying party made within 60 days after receipt of that notice by the indemnifying party, indemnifying party shall have the right to assume control of that claim, legal action or other matter (to the extent only that the claim, legal action or other matter relates to a Loss for which the indemnifying party is liable), including the determination of all appropriate actions, the negotiation of settlements on behalf of the indemnified party, and the conduct of litigation through attorneys of the indemnifying party’s choice, provided, however, that no settlement can result in any liability or cost to the indemnified party for which it is entitled to be indemnified hereunder without its consent.  If the indemnifying party elects to assume control, (i) any expense incurred by the indemnified party thereafter for investigation or defense of the matter shall be borne by the indemnified party and (ii) the indemnified party shall give all reasonable information and assistance, other than pecuniary, that the indemnifying party shall deem necessary to the proper defense of the claim, legal action, or other matter, subject to the requirements, if applicable, of a joint defense agreement or reasonable protective measures as referred to above.  In the absence of an election, the indemnified party will use good faith efforts to defend, at the indemnifying party’s expense any claim, legal action or other matter to which the other party’s indemnification under this Article applies until the indemnifying party assumes the defense, and, if the indemnifying party fails to assume that defense within the time period provided above, at the indemnified party’s election either continue the defense thereof, at the indemnifying party’s expense, or settle the same in the indemnified party’s reasonable discretion, and with the consent of the indemnifying party, which consent shall not be unreasonably withheld, at the indemnifying party’s expense.

9.6                                 No breach of this Agreement shall cause any party hereto to be liable to the other parties hereto for, nor shall Loss(es) include, indirect, punitive, consequential, or exemplary damages.

9.7                                 MarkWest shall be deemed to be in default under this Agreement upon the occurrence of any of the following (“Event of Default”): (i) it fails to make timely payment of any amount not in dispute due to Equitable under this Agreement, after Equitable gives MarkWest ten (10) days written notice to cure; (ii) it fails to perform fully a material provision of this Agreement (other than failure to pay) and fails to cure the same or to provide a plan reasonably acceptable to Equitable to cure the same and to diligently pursue such plan after Equitable gives MarkWest thirty (30) days written notice to cure; (iii) it makes an assignment or any general arrangement for the benefit of creditors; (iv) it files a petition or otherwise commences, authorizes, or acquiesces in the commencement of a proceeding or cause under any bankruptcy or similar law for the protection of creditors or have such petition filed or proceeding commenced against it; (v) it otherwise becomes bankrupt or insolvent; (vi) it is unable to pay its debts as they fall due; or (vii) it fails to give adequate security for or assurance of its ability to perform its reasonable obligations under this Agreement within thirty (30) days of a reasonable request by Equitable, which reasonable request shall include written specifications, setting forth in reasonable detail, the reasons and grounds on which Equitable requests such security or assurance.

9.8                                 When an Event of Default occurs, Equitable shall have the right:

a.                                       to terminate this Agreement in accordance with its provisions, and/or

b.                                      To suspend the delivery of Gas, and/or

c.                                       To pursue any other remedy provided in this Agreement or available at law or in equity, subject to the limitation of remedies contained in Section 9.6.

It is expressly understood and agreed that the exercise of any remedies or rights available to Equitable under paragraphs a., through c., above, shall not be considered an election of remedies and shall be without prejudice to Equitable’s right to assert all other rights and remedies available to it at law or in equity.

9.9                                 Equitable warrants and represents that it has good title to and/or the full right to deliver, for the purposes stated herein, all gas (including all Liquid Hydrocarbons contained therein) delivered hereunder and that all gas delivered hereunder will be free from all adverse claims, encumbrances and liens of any nature, and Equitable will defend and indemnify MarkWest against all claims of any nature arising as a result of Equitable’s breach of the foregoing warranty.  Title to all Liquid Hydrocarbons recovered by MarkWest shall be in MarkWest, and except for those Liquid Hydrocarbons, title to Equitable’s Gas shall remain in Equitable.

9.10                           MarkWest agrees that it will allow no liens or other adverse claims, including liens to secure payment of taxes, to attach to the gas delivered hereunder while in the custody and control of MarkWest.  Equitable shall remain responsible for the payment of all production taxes, ad valorem taxes, conservation taxes, severance taxes applicable to Equitable’s Gas, and taxes based upon production of Equitable’s Gas.

ARTICLE X

LAWS, REGULATIONS AND FORCE MAJEURE

10.1                           This Agreement shall be subject to all applicable state, federal and local laws, rules and regulations, and the parties hereto shall be entitled to regard all such laws, rules and regulations as valid, and may act in accordance therewith until such time as the same may be invalidated by final judgment in a court of competent jurisdiction.

10.2                           The term “Force Majeure” means any cause, or condition (other than financial inability) not reasonably within the control of the party claiming suspension and which by the exercise of commercially reasonable diligence, such party is unable to prevent or overcome.  A party claiming Force Majeure shall give prompt notice to the other party specifying the cause and anticipated period of Force Majeure.

10.3                           In the event either Equitable or MarkWest is rendered unable, wholly or in part, by Force Majeure, to carry out its obligations under this Agreement, other than to make any payments due hereunder, it is agreed that upon such party’s giving notice and reasonably full particulars of such Force Majeure in writing or by telecopy to the other parties affected within a reasonable time after the occurrence of the cause relied on, then the obligations of the party giving such notice, so far as they are affected by such Force Majeure shall be suspended during the continuance of the inability, and the cause of the Force Majeure, as far as possible, shall be remedied with all reasonable dispatch.

10.4                           The settlement of strikes, lockouts, and other labor difficulty shall be entirely within the discretion of the party having the difficulty.  The above requirement that any Force Majeure shall be remedied with all commercially reasonable dispatch shall not require the settlement of strikes, lockouts, or other labor difficulty by acceding to the demands of opponents therein when that is inadvisable in the discretion of the party having the difficulty.

ARTICLE XI

INSPECTION

11.1                           Upon written request, each party shall furnish to the other party all meter charts and/or measurement data obtained from electronic gas measurement devices and other records relating to settlements to be made in accordance with Section 7.1 hereunder to the extent relating only to Equitable’s Gas delivered hereunder.  All such items shall be returned to the party supplying them within sixty (60) days of receipt.  The books and records of each party, insofar as they pertain to settlement in accordance with Section 7.1, shall be open and available to the other party at all reasonable hours.

ARTICLE XII

MISCELLANEOUS

12.1                           The failure of any party hereto to exercise any right granted hereunder shall not impair nor be deemed a waiver of such party’s privilege of exercising such right at any subsequent time or times.

12.2                           This Agreement shall extend to and inure to the benefit of and be binding upon the parties hereto, and their respective successors and assigns. No assignment of this Agreement shall be binding on either of the parties hereto, other than the party selling, transferring, assigning or conveying its interests in this Agreement, until the first day of the Accounting Period following the date a certified copy of the instrument evidencing that sale, transfer, assignment or conveyance has been delivered to the other party.  However, MarkWest shall not assign this Agreement (other than assignments to wholly owned affiliates of MarkWest, provided that MarkWest will guarantee the performance by such affiliate of the terms of this Agreement) without the prior written consent of Equitable, which consent shall not be unreasonably withheld. Equitable shall respond to any request for consent hereunder within forty-five (45) days following receipt of MarkWest’s written request, and if Equitable fails to respond within that 45-day period, Equitable shall be deemed to have consented to such written request.

12.3                           Nothing herein contained shall be deemed to constitute the parties hereto to be a partnership, mining partnership, joint venture or an association and each shall be deemed to act herein and in connection with performance of this Agreement for itself, and not for the other, and no party hereto shall be liable, or responsible for any acts of the other by virtue of the relationship created under this Agreement.

12.4                           Insofar as it may have the right to do so, each party shall allow any other party, its agents and employees, access to and the right of ingress and egress upon the lands or property of the other party relating to plants and pipelines herein referred to, for the purpose of carrying out any provisions hereof, including the taking of samples, making of tests and witnessing thereof.  While any party, its agents or employees, is upon the property of another party hereto, the entering party shall hold the other party whole and harmless for all losses, damages and liabilities resulting from or arising out of such entry, except to the extent occasioned by the negligence of such other party, its agents or employees.

12.5                           This Agreement shall be deemed to be a contract made under the laws of the State of Kentucky and for all purposes shall be construed in accordance with the laws of said State without regard to choice of law principles.  Any action brought under the terms of this Agreement must be filed in the state or federal courts of Kanawha County, West Virginia.

12.6                           MarkWest agrees, acknowledges and represents that nothing in this Agreement or any other agreement existing as of the date of this Agreement shall require Equitable to arbitrate any dispute with MarkWest.  This Agreement does not incorporate any arbitration provision from any other agreement.

12.7                           MarkWest recognizes and agrees that it has assumed the financial risk of performance of this Agreement, including but not limited to, the risk of changes in the value of natural gas, the value of the hydrocarbon liquids MarkWest extracts from the gas processed hereunder, and the relationships or margins between such values.

12.8                           Equitable consents for Columbia to provide MarkWest with the gas quantities that Equitable delivers at the Columbia Receipt Points.

12.9                           The parties agree to keep the terms of this Agreement, and any information disclosed during any audits permitted hereunder, confidential and not disclose the same to any other persons, firms or entities without the prior written consent of the other party; provided, the foregoing shall not apply to disclosures compelled by law, rule or regulation, including, without limitation, the rules and regulations of a stock exchange or the Securities Exchange Commission,  or court order; or to disclosures to a party’s financial advisors, consultants, attorneys, banks, institutional investors; or to disclosures to prospective purchasers of property provided those prospective purchasers likewise agree to keep this Agreement confidential.  No announcement or press release relating to this Agreement shall be made by either party without the prior written consent of the other party, which consent shall not be unreasonably withheld, provided however, either party, with notice to the other, may make any announcement required by law, rule or regulation, including, without limitation, the rules and regulations of a stock exchange or the Securities Exchange Commission.  It is further provided, that a party may make such disclosures (without the other party’s consent) to its tax advisors (including accountants and tax attorneys) regarding the tax structure and any tax aspects to the extent necessary to describe or support any U.S. federal income tax benefits that may result therefrom or any materials relating thereto, except where confidentiality is reasonably necessary to comply with U.S. federal or state securities laws.  For the purposes of this provision, “tax structure” is limited to facts relevant to the U.S. federal income tax treatment of the transaction(s) and does not include information relating to the identity of the parties, their affiliates, agents, or advisors.

12.10                     This Agreement contains the entire agreement of the parties hereto with respect to the matters addressed herein and shall be amended only by an instrument in writing signed by both parties.

IN WITNESS WHEREOF, this Agreement may be executed in any number of counterparts, each of which shall be considered an original.

EQUITABLE PRODUCTION COMPANY

By:	/s/ Equitable Production Company

Name:

Title:

MARKWEST HYDROCARBON, INC.

By:	/s/ MarkWest Hydrocarbon, Inc.

Name:

Title: